SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

MICHAEL V. GISSER (NEW YORK)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

世 達 國 際 律 師 事 務 所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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August 29, 2016

Confidential

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Patrick Kuhn

Ms. Claire Erlanger

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                ZTO Express (Cayman) Inc. (CIK No. 0001677250)
Confidential Submission of the Revised Draft Registration Statement on Form F-1

Dear Mr. McWilliams, Ms. Griffith, Mr. Kuhn and Ms. Erlanger:

On behalf of our client, ZTO Express (Cayman) Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). In addition, we hereby submit on behalf of the Company in Exhibit A hereto artworks to be used in the front fold-out cover of the prospectus of the Company’s proposed initial public offering.

The Company has updated the Revised Draft Registration Statement to include (1) its unaudited consolidated financial statements as of June 30, 2015 and 2016 and for each of the six-month periods ended June 30, 2015 and 2016; (2) its unaudited condensed consolidated quarterly results of operations for each of the six quarters in the period from January 1, 2015 to June 30, 2016; and (3) recent developments of the Company.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on August 3, 2016, and two copies of the submitted exhibits.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Meisong Lai, Chairman and Chief Executive Officer, ZTO Express (Cayman) Inc.

James Jianmin Guo, Chief Financial Officer, ZTO Express (Cayman) Inc.

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Exhibit A

Artworks